UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hunt Companies Finance Trust, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

33830W106
(CUSIP Number)

Kara Harchuck
General Counsel
Hunt Companies Equity Holdings, LLC
980 N Michigan Ave., Suite 1150
Chicago, IL 60611
(312) 799-3900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2018
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33830W106	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt Companies Equity Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 33830W106	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HCH Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 33830W106	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt Financial Securities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 33830W106	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt FS Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 33830W106	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt FS Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 33830W106	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt FS Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 33830W106	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 33830W106	SCHEDULE 13D	Page 9 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt Companies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 33830W106	SCHEDULE 13D	Page 10 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Christopher Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 37,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 33830W106	SCHEDULE 13D	Page 11 of 14

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D, dated January 29, 2018 (the “Schedule 13D”), filed with the Securities and Exchange Commission by Hunt Companies Equity Holdings, LLC, a Delaware limited liability company (“Hunt CE Holdings”), HCH Holdings, LLC, a Delaware limited liability company (“HCH Holdings”), Hunt Financial Securities, LLC, a Delaware limited liability company (“Hunt Financial Securities”), Hunt FS Holdings II, LLC, a Delaware limited liability company (“Hunt FS Holdings II”), Hunt FS Holdings, LLC, a Delaware limited liability company (“Hunt FS Holdings”), Hunt Company, LLC, a Nevada limited liability company (“Hunt Company”), and Hunt Companies, Inc., a Delaware corporation (“HCI”) relating to the shares of common stock, par value $0.01 per share (“Common Stock”), of Hunt Companies Finance Trust, Inc., a Maryland corporation (the “Company”).

Item 2. Identity and Background.

The information contained in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)          This Schedule 13D is being filed on behalf of Hunt CE Holdings, HCH Holdings, Hunt Financial Securities, Hunt FS Holdings II, Hunt FS Holdings I, LLC, a Delaware limited liability company (“Hunt FS Holdings I”), Hunt FS Holdings, Hunt Company, HCI and James Christopher Hunt (“Mr. Hunt” and, together with Hunt CE Holdings, HCH Holdings, Hunt Financial Securities, Hunt FS Holdings II, Hunt FS Holdings I, Hunt FS Holdings, Hunt Company and HCI, the “Reporting Persons”).

(b)          The address of the principal office of (i) each of Hunt CE Holdings, HCH Holdings, Hunt FS Holdings II, Hunt FS Holdings I, Hunt FS Holdings, Hunt Company, HCI and Mr. Hunt is 4401 N. Mesa Street, El Paso, Texas 79902, (ii) Hunt Financial Securities is 4 International Drive, Rye Brook, NY 10573, and (iii) the directors and executive officers of HCI named on Schedule I hereto (each, a “Scheduled Person” and collectively, the “Scheduled Persons”) is listed thereon, which Schedule I is incorporated by reference herein.

(c)          The principal business of Hunt CE Holdings is to serve as a holding company.  The principal business of HCH Holdings is to serve as a holding company of various investment management companies, including Hunt CE Holdings.  The principal business of Hunt Financial Securities is to operate as a FINRA broker-dealer and to control certain related subsidiaries.  The principal business of Hunt FS Holdings II is to serve as a holding company of Hunt Financial Securities.  The principal business of Hunt FS Holdings I is to serve as a sole member and manager of Hunt FS Holdings II.  The principal business of Hunt FS Holdings is to serve as a sole member and manager of Hunt FS Holdings I.  The principal business of Hunt Company is to serve as a sole member and manager of Hunt FS Holdings.  The principal business of HCI is to invest in real estate, other assets and related businesses. Mr. Hunt is the Chairman of the board of directors of the Company and serves as the Chief Executive Officer, President and Chief Investment Officer of HCI and is a member of the board of directors of HCI.

(d)          None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each of Hunt CE Holdings, HCH Holdings, Hunt Financial Securities, Hunt FS Holdings II, Hunt FS Holdings I, Hunt FS Holdings and HCI is organized under the laws of Delaware. Hunt Company is organized under the laws of Nevada.  Mr. Hunt and each of the directors and executive officers named on Schedule I hereto is a United States citizen, which Schedule I is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

CUSIP No. 33830W106	SCHEDULE 13D	Page 12 of 14

On May 23, 2018, Mr. Hunt purchased 7,500 shares of Common Stock, at a price of $3.35 per share, for an aggregate purchase price of $25,125 (the “May 23 Purchase”).

On May 24, 2018, Mr. Hunt purchased (i) 1,000 shares of Common Stock, at a price of $3.419 per share, for an aggregate purchase price of $3,419 and (ii) 6,500 shares of Common Stock, at a price of $3.42 per share, for an aggregate purchase price of $22,230 (the “May 24 Purchases”).

On May 25, 2018, Mr. Hunt purchased 7,500 shares of Common Stock, at a price of $3.4299 per share, for an aggregate purchase price of $25,724.25 (the “May 25 Purchase”).

On May 29, 2018, Mr. Hunt purchased 7,500 shares of Common Stock at a weighted average price of $3.52 per share, for an aggregate purchase price of $26,388.96 (the “May 29 Purchase” and, together with the May 23 Purchase, the May 24 Purchases and the May 25 Purchase, the “May Purchases”).  Such shares were purchased in multiple transactions at prices ranging from $3.50 to $3.53.

On June 1, 2018, Mr. Hunt purchased 7,500 shares of Common Stock at a weighted average price of $3.3138 per share, for an aggregate purchase price of $24,853.81 (the “June Purchase” and, together with the May Purchases, the “Purchases”).  Such shares were purchased in multiple transactions at prices ranging from $3.295 and $3.35.

The Purchases were funded with available cash and were effected in open market transactions.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
The shares of Common Stock acquired by Mr. Hunt were acquired for investment purposes.
On May 25, 2018, Mr. Hunt entered into a Rule 10b5-1 Plan (the “10b5-1 Plan”) with Fidelity Brokerage Services LLC (the “Broker”) that is intended to comply with the requirements of Rule 10b5-1 of the Act.  Pursuant to the 10b5-1 Plan, the Broker is authorized and directed to purchase from and after June 1, 2018, on behalf of Mr. Hunt, shares of Common Stock up to an aggregate of 60,000 shares of Common Stock, subject to the satisfaction of certain conditions, including, among others, trading price.  The 10b5-1 Plan will terminate on the earlier of (i) April 30, 2019, (ii) execution of all trades or expiration of all orders relating to such trades, (iii) the date the Broker receives notice of liquidation, dissolution, bankruptcy, insolvency or death of Mr. Hunt, (iv) the Broker receives notice from Mr. Hunt of Mr. Hunt’s termination of the 10b5-1 Plan or (v) the date the Broker notifies Mr. Hunt of the Broker’s termination of the 10b5-1 Plan due to Mr. Hunt’s breach of any of the terms contained therein.  The June Purchase was made pursuant to the 10b5-1 Plan.

In connection with the purchases by Mr. Hunt and the purchases subject to Mr. Hunt’s 10b5-1 Plan, the Reporting Persons sought and received a limited waiver of the ownership limits included in the Company’s Articles of Amendment and Restatement.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)          This Schedule 13D reflects purchases made by the Reporting Persons through and including June 1, 2018.  All calculations of percentage ownership in this Schedule 13D are based on a total of 23,683,164 shares of Common Stock outstanding as of May 10, 2018, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018.

CUSIP No. 33830W106	SCHEDULE 13D	Page 13 of 14

Hunt CE Holdings directly beneficially owns 2,249,901 shares of Common Stock, representing 9.5% of the outstanding shares of Common Stock.  As a result of the relationships described in Item 2 above each of Hunt CE Holdings, HCH Holdings, Hunt Financial Securities, Hunt FS Holdings II, Hunt FS Holdings I, Hunt FS Holdings, Hunt Company and HCI, may be deemed to indirectly beneficially own the shares directly beneficially owned by Hunt CE Holdings.

Mr. Hunt directly owns 37,500 shares of Common Stock, less than 1.0% of the total number of shares of Common Stock outstanding.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group. The Reporting Persons collectively own 2,287,401 shares of Common Stock (approximately 9.7% of the total number of shares of Common Stock outstanding).

(b)          Each of Hunt CE Holdings, HCH Holdings, Hunt Financial Securities, Hunt FS Holdings II, Hunt FS Holdings I, Hunt FS Holdings, Hunt Company and HCI shares the power to vote or to direct the vote and to dispose or to direct the disposition of 2,249,901 shares of Common Stock it may be deemed to beneficially own.

Mr. Hunt has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 37,500 shares of Common Stock.

(c)          Other than the Investments and as set forth in Item 3 herein, none of the Reporting Persons or, to their knowledge, any of the Scheduled Persons have made transactions in the Common Stock within the past 60 days.

(d)          No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

(e)          Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1.
Joint Filing Agreement, dated as of June 4, 2018, by and among Hunt CE Holdings, HCH Holdings, Hunt Financial Securities, Hunt FS Holdings II, Hunt FS Holdings I, Hunt FS Holdings, Hunt Company, HCI and Mr. Hunt.

Exhibit 99.6.	Power of Attorney, dated May 23, 2018, relating to James Christopher Hunt (incorporated by reference to Exhibit 24 of James Christopher Hunt’s statement on Form 4 filed with the SEC on May 25, 2018).

CUSIP No. 33830W106	SCHEDULE 13D	Page 14 of 14

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2018	HUNT COMPANIES EQUITY HOLDINGS, LLC

	By:	/s/ Kara Harchuck
		Name:	Kara Harchuck
		Title:	Executive Vice President

Dated: June 4, 2018	HCH HOLDINGS, LLC

	By:	/s/ Kara Harchuck
		Name:	Kara Harchuck
		Title:	Executive Vice President

Dated: June 4, 2018	HUNT FINANCIAL SECURITIES, LLC

	By:	/s/ John D. Nielsen
		Name:	John D. Nielsen
		Title:	General Counsel

Dated: June 4, 2018	HUNT FS HOLDINGS II, LLC

	By:	/s/ Kara Harchuck
		Name:	Kara Harchuck
		Title:	Executive Vice President

Dated: June 4, 2018	HUNT FS HOLDINGS I, LLC

	By:	/s/ Kara Harchuck
		Name:	Kara Harchuck
		Title:	Executive Vice President

Dated: June 4, 2018	HUNT FS HOLDINGS, LLC

	By:	/s/ Kara Harchuck
		Name:	Kara Harchuck
		Title:	Executive Vice President

Dated: June 4, 2018	HUNT COMPANY, LLC

	By:	/s/ Kara Harchuck
		Name:	Kara Harchuck
		Title:	Manager

Dated: June 4, 2018	HUNT COMPANIES, INC.

	By:	/s/ Kara Harchuck
		Name:	Kara Harchuck
		Title:	Executive Vice President

Dated: June 4, 2018	/s/ Paul Donnelly
James Christopher Hunt
	By:	Paul Donnelly, Attorney-in-Fact

SCHEDULE I

Set forth below is the name and present principal occupation of each of the executive officers and directors of HCI.  Each person is a citizen of the United States.  The business address of each person is in care of HCI.

Name	Present Principal Occupation
Woodley L. Hunt	Executive Chairman of HCI
Marion L. Hunt	Director of HCI
James C. Hunt	Chief Executive Officer, President and Chief Investment Officer of HCI
Joshua W. Hunt	Executive Vice President of HCI
Eileen Byrne	Advisor at Byrne Partners, LLC
Michael Giliberto	Owner of S. Michael Giliberto & Co., Inc.; Adjunct professor at Columbia University’s Graduate School of Business
James K. Hunt	Consultant at Tournament Capital Advisors, LLC
James L. Lozier	Director of HCI
Laura Cox Kaplan	Adjunct Professor at American University
Clinton E. Wolf, Jr.	Partner at Kemp Smith LLP
Kara Harchuck	Executive Vice President and General Counsel of HCI
Clay Parker	Executive Vice President and Chief Financial Officer of HCI
Daniel Singer	Executive Vice President of HCI